
13030718

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66981

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GroupArgent Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Broadway, 7th Floor
(No. and Street)

New York, New York 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew Meyers, Designated Principal (646) 747-6508
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yin Shen Co., CPA
(Name – *if individual, state last, first, middle name*)

31-50 140th Street, Suite 6C Flushing, NY 11354
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 4 2013
REGISTRATIONS BRANCH
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mm

EM 3/12/13

OATH OR AFFIRMATION

I, Andrew Meyers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GroupArgent Securities LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


DAHIANA R GENAO
Notary Public - State of New York
NO. 01GE6273891
Qualified in Bronx County
My Commission Expires 12/24/16

Signature

Designated Principal

Title

Dahiana R Genao

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROUPARGENT SECURITIES, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

December 31, 2012

New York, New York

GROUPARGENT SECURITIES, LLC

As of December 31, 2012

CONTENTS

Yin Shen Co. CPA
3150 140th Street, Room 6c
Flushing, New York 11354
Tel: 718-358-7956, Fax: 718-358-1281

Independent Auditor's Report

To the Members of
GroupArgent Securities, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of GroupArgent Securities, LLC (the Company) as of December 31, 2012, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the

reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GroupArgent Securities, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.



Yin Shen Co. CPA
Flushing, New York
February 27, 2013

GROUPARGENT SECURITIES, LLC

Statement of Financial Condition

December 31, 2012

ASSETS

Cash	$	72,847
Accounts receivable		20,000
Other assets		648
Total assets	$	93,495

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable, accrued expenses, and other liabilities		4,000
Total liabilities		4,000
Members' Equity		
Members' Capital		53,831
Current year changes		35,664
Total members' equity		89,495
Total liabilities and members' equity	$	93,495

The accompanying notes are an integral part of these financial statements

GROUPARGENT SECURITIES, LLC

Statement of Income

for the Year Ended December 31, 2012

REVENUES:	
Fee income	$ 1,533,476
Other income	5,739
Total Revenue	1,539,215
EXPENSES:	
Management fees	$ 1,436,222
Professional fees	24,870
Communications	5,821
Occupancy	24,089
Regulatory fees	8,077
Other expenses	4,472
Total Expenses	1,503,551
NET INCOME (LOSS)	35,664

The accompanying notes are an integral part of these financial statements

GROUPARGENT SECURITIES, LLC

Statement of Cash Flows

for the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income		$	35,664
Adjustments to reconcile net income to net cash used in operating activities:			
Accounts receivable	22,500		
Securities owned(cash balance)	113		
Prepaid Expense	22		
Accounts payable, accrued expenses, and other liabilitie	1,000		
Total adjustments			23,635
Net cash used in operating activities			59,299
CASH FLOWS FROM FINANCING ACTIVITIES:			
Members' contribution			-
Net cash provided by financing activities			-
INCREASE IN CASH			59,299
CASH AT BEGINNING OF THE YEAR			13,548
CASH AT END OF THE YEAR			$72,847

-

The accompanying notes are an integral part of these financial statements

GROUPARGENT SECURITIES, LLC

Statement of Changes in Member's Capital

for the Year Ended December 31, 2012

	Member's Capital
Balance, January 1, 2012	$ 53,831
Net Income(Loss)	35,664
Members' Capital Contributions	-
Balance, December 31, 2012	$ 89,495

The accompanying notes are an integral part of these financial statements

GroupArgent Securities, LLC

Notes to Financial Statements

For the Year Ended December 31, 2012

1. Organization and nature of business

GroupArgent Securities, LLC (the Company) is a broker-dealer registered with Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is exempt from SEC customer protect rules. The Company is a New York corporation organized on April 26, 2005 that is a wholly owned subsidiary of GroupArgent, LLC (the Parent). The name was changed on December 22, 2009 and under which it was formed was Milbank Roy Securities, LLC.

2. Significant Accounting Policies

Basis of Presentation
The Company is engaged in the business of private placements of securities and limited trading securities for its own account. The financial statements reflect their own principal transactions and activities.

At present, no brokerage business is conducted with the general public nor does the Company maintain any customers' accounts.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company recognizes revenue from placement fees upon completion of the private placement offering and advisory fees, over the life of the underlying agreement, at the time work is performed and services are rendered.

Securities Owned
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures.*

Depreciation
The Company does not have its own office equipments and furniture, accordingly, there is no depreciation incurred.

Statement of Cash Flows
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

3. Fair Value:

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A faire value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The faire value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

In September 2012 the Company cleared 65,000 shares non-marketable stocks for $1.00. The issuer of the stocks declared bankruptcy in 2009 and the stocks' value was worthless. Thereafter, the Company did not own any securities as of December 31, 2012.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1 and minimum the dollar amount of net capital requirement is $5,000. At December 31, 2012, the Company was in compliance with these regulations. The company's net capital ratio was 0.06 to 1. The Company had net capital of $68,487, which exceeds dollar amount net capital requirement by $63,487.

5. Income tax

For the tax purpose, the Company is a limited liability company with a single member (Parent), and as such, is not treated as a "disregarded entity" and responsible for the federal and state franchise taxes. The member is liable for taxes on its share of the Company's profits and NYC unincorporated business tax.

6. Related party

The Company shares expenses with the Parent's facility to operate business including labor and office space. The expense sharing arrangement will expire on January 9, 2016. The Company paid management fees for $1,436,222 to Parent to cover these expenses in 2012.

GROUPARGENT SECURITIES, LLC

Supplementary Information
Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2012

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS form X-17A-5.

The Company is a broker-dealer and is exempt from the provision of SEC Rule 15c3-3, subparagraph (k)(2)(i). The conditions of exemption are being maintained.

GROUPARGENT SECURITIES, LLC

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2012

NET CAPITAL		
Total partners' equity		$89,495
Deduct stockholders' equity not allowable for net capital		0
Total stockholders' equity qualified for net capital		89,495
Deductions:		
Non-allowable assets		
Accounts receivable and prepaid expenses	(20,648)	(20,648)
		68,847
Net capital before haircuts on securities positions		
Haircuts on securities		
Trading and investment securities		0
NET CAPITAL		$68,847
AGGREGATE INDEBTEDNESS		
Accounts payable, accrued expenses	4,000	4,000
Total aggregate indebtedness		$4,000
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required:		267
Minimum dollar required:		$5,000
Excess net capital		$63,847
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar amount		$62,847
Ratio: Aggregate indebtedness to net capital		0.06 to 1

GROUPARGENT SECURITIES, LLC

Schedule I (cont.)

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2012)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		$68,847
Adjustments:	-	-
Net capital per above		$68,847

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012

Independent Auditor's Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC rule 15c3-3

To the Members of
GroupArgent Securities, LLC

In planning and performing our audit of the financial statements of GroupArgent Securities, LLC (the Company), as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. *A significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Yin Shen Co. CPA
Flushing, New York
February 27, 2013

GROUPARGENT SECURITIES, LLC

SIPC SUPPLEMENTAL REPORT
AND SUPPLEMENTARY SCHEDULES

December 31, 2012

New York, New York

Independent Accountants' Report
on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconciliation

To the Members of
GroupArgent Securities, LLC
100 Broadway, 7th Floor
New York, NY 10005

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by GroupArgent Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating GroupArgent Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). GroupArgent Securities, LLC's management is responsible for the GroupArgent Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries on August 15, 2012 for $3,221 due for SIPC-6 on the accounting book noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of SIPC Supplemental Schedule noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of SIPC Supplemental Schedule supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Yin Shen Co. CPA
Flushing, New York
February 27, 2013



GROUPARGENT SECURITIES, LLC

SIPC Supplemental Schedule

As of December 31, 2012

Total Revenue (per FOCUS filing)	$	1,533,476
Adjustments		-
Total Revenue (per SIPC-7 filing)		1,533,476
Total Deduction		-
SIPC Net Operating Revenue	$	1,533,476
General Assessment @0.0025		3,834
Less previously paid		3,221
Assessment Balance Due with SIPC-7	$	613